Exhibit 99.1

Zai Lab Announces Pricing of Public Offering of American Depositary Shares

SHANGHAI, China, May 2, 2019 (GLOBE NEWSWIRE) – Zai Lab Limited (“Zai Lab” or the “Company”) (NASDAQ: ZLAB), a China and U.S.-based innovative commercial stage biopharmaceutical company, today announced the pricing of its underwritten public offering of 7,843,138 American depositary shares (“ADSs”), each representing one ordinary share of the Company, at a price of US$25.50 per ADS. The offering was upsized from the previously announced offering size of 5,000,000 ADSs.

The gross proceeds to Zai Lab from the offering, before deducting underwriting discounts and commissions and other offering expenses, are expected to be approximately US$200.0 million. In addition, Zai Lab has granted the underwriters a 30-day option to purchase up to an additional 1,176,470 ADSs at the public offering price, less underwriting discounts and commissions. The offering is expected to close on May 7, 2019, subject to customary closing conditions.

J.P. Morgan, Citigroup, Jefferies and SVB Leerink are acting as joint book-running managers for the offering.

The ADS are offered pursuant to a shelf registration statement on Form F-3ASR, which became automatically effective upon filing with the U.S. Securities and Exchange Commission (“SEC”) on March 29, 2019.

The offering is being made only by means of a prospectus supplement and an accompanying prospectus included in Form-3ASR. The registration statement on Form F-3ASR and the prospectus supplement are available at the SEC’s website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained from: (i) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-866-803-9204 or email: prospectus-eq_fi@jpmchase.com, (ii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or telephone: 1-800-831-9146 (iii) Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 1-877-821-7388, or by email at Prospectus_Department@jefferies.com or (iv) SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, telephone: 1-800-808-7525 ex. 6132 or email: syndicate@svbleerink.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy ADSs or any other securities, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zai Lab

Zai Lab (NASDAQ:ZLAB) is a China and U.S.-based innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, infectious and autoimmune diseases to patients in China and around the world. The Company’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China’s pharmaceutical market and addressing unmet medical needs. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners’ and its own products in order to impact human health worldwide.

Zai Lab Forward-Looking StatementsThis press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected."Forward-looking statements are based on Zai Lab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Zai Lab’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and its other filings with the U.S. Securities and Exchange Commission. Zai Lab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

ZAI LAB CONTACTS:

Zai Lab Billy Cho

+86 21 6163 7322

billy.cho@zailaboratory.com

Media: Nancie Steinberg & Robert

Flamm Burns McClellan, on behalf of Zai

Lab

212-213-0006, ext. 318, nsteinberg@burnsmc.com

212-213-0006, ext. 364, rflamm@burnsmc.com

Investors: Jill Steier

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 364, jsteier@burnsmc.com